# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oxford Lane Capital Corp., CIK 0001495222
CUSIP: MULTIPLES
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 10/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001607203

## Reporting persons
- Eagle Point Credit Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,521,519; shared voting power 0; sole dispositive power 1,521,519; shared dispositive power 0; aggregate amount beneficially owned 1,521,519 (19% of the class)

## Item 1. Issuer
Name of issuer: Oxford Lane Capital Corp.
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830

## Item 2. Person Filing
Name of person filing: Eagle Point Credit Management LLC
Address of principal business office or, if none, residence:
600 Steamboat Road, Suite 202

Greenwich, CT 06830
Citizenship: Organized in the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,521,519
Percent of class: 19.0%
Sole power to vote or to direct the vote: 1,521,519
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,521,519
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Eagle Point Credit Management LLC: /s/ Courtney Fandrick, Chief Compliance Officer (10/09/2026)